UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No. 9)*

JANUS CAPITAL GROUP INC.
(Name of Issuer)

Common Stock, par value $0.01 per Share
(Title of Class of Securities)

47102X105
(CUSIP Number)

Taku Murakawa General Manager, Investment Administration Department The Dai-ichi Life Insurance Company, Limited 13-1, Yurakucho 1-Chome, Chiyoda-ku, Tokyo, 100-8411 Japan +81-50-3780-4384
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 27, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	47102X105
1.	Name of Reporting Person: The Dai-ichi Life Insurance Company, Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: Tokyo, Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: 39,396,080*
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 39,396,080*
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 39,396,080*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	o
13.	Percent of Class Represented by Amount in Row (11): 19.9%**
14.	Type of Reporting Person (See Instructions): OO

*
Represents 28,196,080 shares of outstanding common stock, par value $0.01 per share (the “Company Common Stock”), of Janus Capital Group Inc., a Delaware corporation (the “Company”) and 11,200,000 shares of Company Common Stock issuable upon the exercise of the conditional options granted pursuant to the Option Agreement, dated as of August 10, 2012, between The Dai-ichi Life Insurance Company, Limited  (the “Investor”) and the Company.

**
Based on 198,409,321 shares of Company Common Stock, which is the sum of (i) the 187,209,321 shares of Company Common Stock outstanding as of October 19, 2012, as reported by the Company in its quarterly report on Form 10-Q for the quarter ended September 30, 2012, plus (ii) the 11,200,000 shares of Company Common Stock issuable pursuant to the Option Agreement.  The shares that may have been repurchased by the Company pursuant to its share repurchase program since October 19, 2012 were not taken into account because the Investor does not know the number of shares so repurchased.

Item 1.  Security and Issuer

This Amendment No. 9 (this “Amendment No. 9”) amends the Schedule 13D that was filed on August 17, 2012 (as amended by Amendment No. 1 filed on August 29, 2012, Amendment No. 2 filed on September 18, 2012, Amendment No. 3 filed on September 25, 2012, Amendment No. 4 filed on October 1, 2012, Amendment No. 5 filed on October 12, 2012, Amendment No. 6 filed on November 5, 2012, Amendment No. 7 filed on November 13, 2012, and Amendment No. 8 filed on November 16, 2012, the “Schedule 13D”) by The Dai-ichi Life Insurance Company, Limited (the “Investor”), relating to the issued and outstanding shares of common stock, par value $0.01 per share (the “Company Common Stock”), of Janus Capital Group Inc., a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 151 Detroit Street, Denver, Colorado 80206.  Beginning on the date this Amendment No. 9 is filed, all references in the Schedule 13D to the Schedule 13D shall be deemed to refer to the Schedule 13D as amended by this Amendment No. 9.  Only those items reported in this Amendment No. 9 are amended and all other items in the Schedule 13D remain unchanged.  Capitalized terms used in this Amendment No. 9 and not defined herein shall have the meanings given to such terms in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety to read as follows:

On August 10, 2012, the Investor and the Company entered into an option agreement (the “Option Agreement”) pursuant to which the Company granted to the Investor 20 conditional options, each to purchase 700,000 shares of Company Common Stock with an exercise price of $10.25 per share.  The aggregate consideration paid by the Investor to the Company for entering into the Option Agreement was $4,876,200, and the source of the funds used by the Investor to pay such consideration was working capital.  The information about the Option Agreement set forth in Item 4 to the Schedule 13D is incorporated by reference.  Pursuant to the Option Agreement, the Investor does not have the right to exercise a conditional option if such exercise would cause the Investor’s beneficial ownership of Company Common Stock to exceed 20% of the issued and outstanding shares of Company Common Stock.  Accordingly, as of the date of this Amendment No. 9, 16 of the conditional options granted to the Investor pursuant to the Option Agreement are exercisable.  As of the date of this Amendment No. 9, none of the conditional options granted to the Investor pursuant to the Option Agreement have been exercised.

Between August 10, 2012, and November 28, 2012, the Investor purchased 28,196,080 shares of Company Common Stock through open market purchases (including over-the-counter purchases) for an aggregate purchase price of $247,171,757.  The source of the funds used by the Investor to pay the purchase price for such shares was working capital.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

(a)           Rows (7) through (11) and (13) of the cover page to this Amendment No. 9 are hereby incorporated by reference.  For purposes of calculating the percentages set forth in this Item 5, the number of shares outstanding is assumed to be 198,409,321, which is the sum of (i) the 187,209,321 shares of Company Common Stock outstanding as of October 19, 2012, as reported by the Company in its quarterly report on Form 10-Q for the quarter ended September 30, 2012, plus (ii) the 11,200,000 shares issuable pursuant to the Option Agreement.  The shares that may have been repurchased by the Company pursuant to its share repurchase program since October 19, 2012 were not taken into account because the Investor does not know the number of shares so repurchased.  For the purpose of Rule 13d-3 promulgated under the Exchange Act, the Investor beneficially owns 39,396,080 shares of Company Common Stock, representing approximately 19.9% of the outstanding shares of Company Common Stock.

Of these shares, 11,200,000 represent shares that the Investor has a right to acquire upon exercise of the conditional options granted to the Investor pursuant to the Option Agreement.

(b)           The Investor has (or, in the case of the 11,200,000 shares of Company Common Stock that the Investor has a right to acquire upon the exercise of the conditional options granted to the Investor pursuant to the Option Agreement, will have upon the exercise of such options) the sole power to vote or direct the vote and to dispose or direct the disposition of all 39,396,080 shares of Company Common Stock beneficially owned by it.

(c)           Information concerning transactions in shares of Company Common Stock (not including the grant of the conditional options to the Investor pursuant to the Option Agreement) since June 18, 2012, is set forth on Schedule A to this Amendment No. 9.  Additionally, on October 2, 2012, the Investor sold an over-the-counter put option giving the counterparty the right to sell 1,000,000 shares of Company Common Stock to the Investor on December 3, 2012 at an exercise price of $8.9585 per share.  Except as set forth on Schedule A and as described in Item 3 and this Item 5(c) of the Schedule 13D, neither the Investor nor, to its knowledge, any of its directors or executive officers has engaged in any transaction in shares of the Company Common Stock since June 18, 2012.

(d)           No other person is known by the Investor to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Company’s securities beneficially owned by the Investor.

(e)           Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Dai-ichi Life Insurance Company, Limited

Date: November 28, 2012	By:	/s/ Taku Murakawa
	Name:	Taku Murakawa
	Title:	General Manager, Investment Administration Department

SCHEDULE A

TRANSACTIONS IN SHARES OF THE COMPANY SINCE JUNE 18, 2012 BY THE INVESTOR

All of the purchases of Company Common Stock set forth below were made by Investor.

Date of Transaction	Number of Shares Purchased	Nature of Purchase1	Price Per Share2	Range of Prices Per Share	Aggregate Purchase Price
August 14, 2012	169,436	open market purchases	$8.4085	$8.3400 – $8.4600	$1,424,703
August 14, 2012	400,000	over-the-counter purchase	$8.4219	n/a	$3,368,760
August 15, 2012	65,861	open market purchases	$8.4549	$8.3700 – $8.4600	$556,848
August 16, 2012	108,234	open market purchases	$8.4434	$8.3800 – $8.4600	$913,863
August 17, 2012	9,100	open market purchases	$8.4577	$8.4500 – $8.4600	$76,965
August 21, 2012	300,000	open market purchases	$8.7754	$8.6800 – $8.8500	$2,632,620
August 22, 2012	345,038	open market purchases	$8.7990	$8.7300 – $8.8400	$3,035,989
August 23, 2012	297,710	open market purchases	$8.6778	$8.6100 – $8.8000	$2,583,468
August 24, 2012	207,114	open market purchases	$8.6254	$8.5300 – $8.6700	$1,786,441
August 27, 2012	222,543	open market purchases	$8.6128	$8.5200 – $8.7100	$1,916,718
August 27, 2012	428,815	over-the-counter purchase	$8.6100	n/a	$3,692,097
August 28, 2012	210,160	open market purchases	$8.6723	$8.5350 – $8,7500	$1,822,571
August 29, 2012	179,540	open market purchases	$8.7101	$8.6800 – $8.7500	$1,563,811
August 30, 2012	193,506	open market purchases	$8.5972	$8.5100 – $8.7000	$ 1,663,610
August 31, 2012	170,220	open market purchases	$8.7247	$8.6250 – $8.7800	$1,485,118
September 4, 2012	195,172	open market purchases	$8.7133	$8.6100 – $8.7900	$1,700,592
September 5, 2012	199,013	open market purchases	$8.6880	$8.6400 – $8.7700	$1,729,025
September 6, 2012	233,870	open market purchases	$8.8217	$8.7400 – $8.8400	$2,063,131
September 11, 2012	191,919	open market purchases	$9.0153	$8.9550 – $9.0800	$1,730,207
September 12, 2012	181,540	open market purchases	$9.0828	$9.0100 – $9.1300	$1,648,892
September 13, 2012	418,008	open market purchases	$9.1499	$8.9600 – $9.2200	$3,824,731
September 14, 2012	695,104	open market purchases	$9.3728	$9.2700 – $9.4500	$6,515,071
September 17, 2012	477,797	open market purchases	$9.2527	$9.1600 – $9.3900	$4,420,912
September 17, 2012	200,000	over-the-counter purchase	$9.2462	n/a	$1,849,240
September 18, 2012	308,269	open market purchases	$9.1760	$9.1300 – $9.2300	$2,828,676
September 19, 2012	452,051	open market purchases	$9.2462	$9.1400 – $9.3000	$4,179,754
September 19, 2012	278,251	over-the-counter purchase	$9.2416	n/a	$2,571,484
September 20, 2012	324,750	open market purchases	$9.1587	$9.0700 – $9.2200	$2,974,288
September 21, 2012	481,901	open market purchases	$9.2972	$9.2250 – $9.4100	$4,480,330
September 21, 2012	375,000	over-the-counter purchase	$9.2905	n/a	$3,483,938
September 24, 2012	288,246	open market purchases	$9.2539	$9.1900 – $9.3300	$2,667,400
September 25, 2012	489,285	open market purchases	$9.1538	$9.0700 – $9.3300	$4,478,817
September 25, 2012	400,000	over-the-counter purchase	$9.1485	n/a	$3,659,400
September 26, 2012	320,144	open market purchases	$9.0955	$8.9750 – $9.1850	$2,911,870
September 27, 2012	546,599	open market purchases	$9.2690	$9.1200 – $9.3300	$5,066,426
September 27, 2012	250,000	over-the-counter purchase	$9.2500	n/a	$2,312,500
September 27, 2012	337,160	over-the-counter purchase	$9.3300	n/a	$3,145,703
September 28, 2012	717,607	open market purchases	$9.3480	$9.2000 – $9.4500	$6,708,190
September 28, 2012	100,000	over-the-counter purchase	$9.3300	n/a	$933,000
September 28, 2012	100,000	over-the-counter purchase	$9.3500	n/a	$935,000
September 28, 2012	100,000	over-the-counter purchase	$9.3700	n/a	$937,000
September 28, 2012	200,000	over-the-counter purchase	$9.3600	n/a	$1,872,000
September 28, 2012	197,300	over-the-counter purchase	$9.3700	n/a	$1,848,701
September 28, 2012	200,000	over-the-counter purchase	$9.4400	n/a	$1,888,000

1	All “open market purchases” were made on the New York Stock Exchange.

2
Approximate weighted average price per share in the case of “open market purchases”.  The Investor undertakes to provide upon request by the staff of the Securities and Exchange Commission full information regarding the number of shares purchased at each separate price.

October 1, 2012	483,412	open market purchases	$9.4021	$9.3000 – $9.5800	$4,545,088
October 1, 2012	50,000	over-the-counter purchase	$9.4100	n/a	$470,500
October 1, 2012	50,000	over-the-counter purchase	$9.4300	n/a	$471,500
October 1, 2012	100,000	over-the-counter purchase	$9.4500	n/a	$945,000
October 1, 2012	100,000	over-the-counter purchase	$9.4000	n/a	$940,000
October 1, 2012	100,000	over-the-counter purchase	$9.4200	n/a	$942,000
October 1, 2012	260,000	over-the-counter purchase	$9.4400	n/a	$2,454,400
October 1, 2012	200,000	over-the-counter purchase	$9.4800	n/a	$1,896,000
October 1, 2012	191,995	over-the-counter purchase	$9.4100	n/a	$1,806,673
October 3, 2012	238,976	open market purchases	$9.3335	$9.1600 – $9.4200	$2,230,482
October 4, 2012	258,924	open market purchases	$9.3656	$9.3200 – $9.4700	$2,424,979
October 5, 2012	392,709	open market purchases	$9.4283	$9.3075 – $9.5500	$3,702,578
October 8, 2012	365,573	open market purchases	$9.2370	$9.1700 – $9.3200	$3,376,798
October 9, 2012	458,103	open market purchases	$9.1958	$9.1200 – $9.3000	$4,212,624
October 10, 2012	143,495	open market purchases	$9.1134	$9.0800 – $9.1800	$1,307,727
October 11, 2012	211,063	open market purchases	$9.2116	$9.1600 – $9.2800	$1,944,228
October 12, 2012	327,033	open market purchases	$8.9047	$8.8000 – $9.1400	$2,912,131
October 15, 2012	596,129	open market purchases	$8.8858	$8.7600 – $8.9400	$5,297,083
October 16, 2012	203,871	open market purchases	$8.9817	$8.9500 – $9.0200	$1,831,108
October 31, 2012	435,069	open market purchases	$8.4512	$8.3400 – $8.5300	$3,676,855
November 1, 2012	501,049	open market purchases	$8.5850	$8.3200 – $8.6500	$4,301,506
November 2, 2012	534,840	open market purchases	$8.4955	$8.3700 – $8.6700	$4,543,733
November 5, 2012	264,901	open market purchases	$8.4651	$8.3900 – $8.5100	$2,242,413
November 6, 2012	250,751	open market purchases	$8.5385	$8.4400 – $8.6000	$2,141,037
November 7, 2012	386,018	open market purchases	$8.1972	$8.1000 – $8.4000	$3,164,267
November 8, 2012	632,910	open market purchases	$8.1930	$8.0900 – $8.2400	$5,185,432
November 9, 2012	552,326	open market purchases	$8.1948	$8.0300 – $8.2900	$4,526,201
November 12, 2012	381,820	open market purchases	$8.1933	$8.1000 – $8.2600	$3,128,366
November 13, 2012	900,599	open market purchases	$7.9532	$7.8800 – $8.0400	$7,162,644
November 14, 2012	622,456	open market purchases	$7.9620	$7.8900 – $8.0800	$4,955,995
November 14, 2012	485,000	over-the-counter purchase	$7.9580	n/a	$3,859,630
November 14, 2012	118,369	over-the-counter purchase	$7.9580	n/a	$941,981
November 14, 2012	100,045	over-the-counter purchase	$7.9580	n/a	$796,158
November 14, 2012	100,000	over-the-counter purchase	$7.9580	n/a	$795,800
November 14, 2012	77,329	over-the-counter purchase	$7.9580	n/a	$615,384
November 15, 2012	863,164	open market purchases	$8.0467	$7.9300 – $8.1300	$6,945,622
November 16, 2012	840,166	open market purchases	$8.0428	$7.9300 – $8.2000	$6,757,287
November 19, 2012	511,671	open market purchases	$8.2785	$8.1700 – $8.3400	$4,235,868
November 20, 2012	685,583	open market purchases	$8.3680	$8.2200 – $8.4500	$5,736,959
November 21, 2012	402,000	open market purchases	$8.3369	$8.2500 – $8.4500	$3,351,434
November 26, 2012	299,918	open market purchases	$8.4574	$8.3725 – $8.4900	$2,536,526
November 27, 2012	278,513	open market purchases	$8.4472	$8.3800 – $8.5000	$2,352,655
November 28, 2012	674,037	open market purchases	$8.3367	$8.2400 – $8.4300	$5,619,244